UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.
401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 27, 2005

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments (note 4)	$84,423,239	74,247,183
Contributions receivable from participating employees	183,319	118,655
Contributions receivable from participating employers	73,330	242,860
Net assets available for benefits	$84,679,888	74,608,698

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Dividends – stock	$224,156	213,093
Dividends – mutual funds	768,040	643,339
Net appreciation of investments (note 4)	7,447,403	11,865,073
Investment income	8,439,599	12,721,505
Contributions (note 5):
Employees	5,840,395	5,488,837
Employers	2,605,752	2,494,241
Employee rollovers	341,052	284,914
Total contributions	8,787,199	8,267,992
Withdrawals	(7,155,608)	(5,864,496)
Net increase	10,071,190	15,125,001
Net assets available for benefits:
Beginning of year	74,608,698	59,483,697
End of year	$84,679,888	74,608,698

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have twelve months of consecutive service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make yearly pre-tax and after-tax contributions not to exceed a maximum of 100% of eligible earnings to the Plan. Each eligible participant is allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan also provides for a matching employer contribution of 100% of the first 3% of the participant’s contribution and a 50% match of the next 2% of the participant’s contribution. Participants can make “unmatched contributions” to the 401(k) component of the Plan not to exceed eligible earnings less required social security tax withholdings. Each eligible participant can make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Participants direct the investment of employee and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and Plan earnings on their employee and employer account balances. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

(d)                      Vesting

Participants vest immediately in their contributions plus actual earnings thereon.  Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution.  All employer contributions made prior to January 1, 1999 are now fully vested.

(e)                       Participant Loans

Participant loans are not permitted under the Plan document.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement, a participant is paid in a joint and 50% survivor annuity, unless the participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a “break in service,” at which time the remaining account balance is forfeited. For termination of service for any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)                      Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $4,906 and $3,525, respectively. These forfeitures were used to reduce the employer contributions and expenses for the current year.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets of the Plan.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) Ivy Funds, Inc. (formerly W&R Funds, Inc.) and the Ivy Funds trust (collectively, the “Ivy Funds”), and (ii) the Waddell & Reed Advisors Group of Mutual Funds. Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company (formerly Waddell & Reed Ivy Investment Company) manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,427 and 1,392 participants at December 31, 2004 and 2003, respectively. At December 31, 2004, 268 of the 1,427 participants in the Plan are former employees who have elected not to withdraw from the Plan. At December 31, 2003, 272 of the 1,392 participants in the Plan are former employees who elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

The Plan’s investments in Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A common stock are stated at market value.  The Plan’s investments in mutual fund shares are stated at net asset value.  Quoted market prices are used to value investments as of December 31, 2004 and 2003.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

(d)                     Payment of Benefits

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 5.

(3)                     Acquisitions

On December 16, 2002, the business and assets of Mackenzie Investment Management Inc. (“MIMI”) were acquired by Waddell & Reed Financial, Inc. MIMI employees became eligible to participate in the Plan on January 1, 2003.

(4)                     Plan Investments

The following presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A common stock, and mutual fund investments as of December 31, 2004 and 2003. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Number
December 31, 2004	of shares	Fair value
Torchmark Corporation common stock	37,625	$2,149,893
Waddell & Reed Financial, Inc. Class A common stock	339,139	8,102,031
Cash	—	57,519

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	4,442,027	4,442,027
Waddell & Reed Advisors Core Investment	1,766,446	9,998,087
Waddell & Reed Advisors International Growth	635,184	4,236,674
Waddell & Reed Advisors New Concepts	901,236	8,426,552
Waddell & Reed Advisors Science and Technology	702,605	7,553,006
Waddell & Reed Advisors Small Cap	314,985	4,655,482
Waddell & Reed Advisors Vanguard	615,695	5,356,543
Other Waddell & Reed Advisors Funds	2,762,482	17,222,551
Total Waddell & Reed Advisors Group of Mutual Funds shares		61,890,922

Ivy Funds shares (various funds)	791,298	12,222,874
Total investments		$84,423,239

	Number
December 31, 2003	of shares	Fair value
Torchmark Corporation common stock	46,315	$2,109,185
Waddell & Reed Financial, Inc. Class A common stock	348,311	8,171,376
Cash	—	367,383

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	6,133,192	6,133,192
Waddell & Reed Advisors Core Investment	1,905,037	9,868,089
Waddell & Reed Advisors International Growth	682,204	4,079,578
Waddell & Reed Advisors New Concepts	926,637	7,237,035
Waddell & Reed Advisors Science and Technology	655,932	6,041,136
Waddell & Reed Advisors Small Cap	330,918	4,295,313
Waddell & Reed Advisors Vanguard	545,873	4,508,911
Other Waddell & Reed Advisors Funds	2,544,192	14,979,658
Total Waddell & Reed Advisors Group of Mutual Funds shares		57,142,912

Ivy Funds shares (various funds)	512,481	6,456,327
Total investments		$74,247,183

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value $7,447,403 and $11,865,073, respectively, as follows:

	2004	2003
Torchmark Corporation common stock	$499,341	459,908
Waddell & Reed Financial, Inc. Class A common stock	219,873	1,344,198

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	204,754	595,268
Asset Strategy	176,361	141,867
Bond	(16,567)	2,603
Continental Income	34,241	46,394
Core Investment	874,109	1,471,804
Dividend Income	37,474	22,386
Global Bond	26,838	172,010
Government Securities	(16,837)	(34,790)
High Income	16,017	86,201
International Growth	444,580	665,793
Limited-Term Bond	(4,930)	2,453
New Concepts	1,458,909	1,782,065
Retirement Shares	32,220	150,818
Science and Technology	1,050,415	1,458,851
Small Cap	556,704	1,063,794
Value	257,240	384,666
Vanguard	242,632	764,334
Total Waddell & Reed Advisors Group of Mutual Funds	5,374,160	8,776,517

Ivy Funds:
Asset Strategy	25,495	11,556
Bond	41	—
Core Equity	10,316	13,437
Cundill Global Value	103,440	22,118
European Opportunities	168,463	5,503
Global Natural Resources	213,559	49,448
High Income	1,678	9,942
International Balanced	12,334	85
International Growth	94,494	178,161
International Value	7,790	188
Large Cap Growth	34,633	111,460
Limited-Term Bond	(1,137)	(42)
Mid Cap Growth	47,786	36,282
Mortgage Securities	(134)	(9)
Pacific Opportunities	55,799	40,308
Real Estate Securities	67,790	(3)
Science and Technology	270,061	400,727
Small Cap Growth	223,831	405,224
Small Cap Value	17,790	65
Total Ivy Funds	1,354,029	1,284,450
Net appreciation	$7,447,403	11,865,073

(5)                     Contributions by Participants and Participating Employers

The contributions of each participating employer and its employees for the years ended December 31 are as follows:

	2004		2003
	Employee	Employer	Employee	Employer
Waddell & Reed Financial, Inc.	$92,501	41,534	98,767	45,732
Waddell & Reed, Inc.	3,293,522	1,350,179	3,238,550	1,330,084
Waddell & Reed Investment Management Company	951,529	457,410	787,296	399,176
Waddell & Reed Services Company	991,619	486,340	888,614	458,539
The Legend Group of Companies	315,374	155,844	302,325	147,824
Austin Calvert & Flavin, Inc.	195,850	114,445	173,285	112,886
	$5,840,395	2,605,752	5,488,837	2,494,241

(6)                     Related Party Transactions

Certain Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(7)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all participants would immediately become fully vested in their employer contributions and Plan assets would be distributed.

(8)                     Tax Status

The Internal Revenue Service has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(9)                     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2004

Identity of issuer, borrower,
lessor, or similar party		Description of investment		Current value
	Cash	—	—	$57,519
	Torchmark Corporation	37,625	shares of common stock	2,149,893
*	Waddell & Reed Financial, Inc.	339,139	shares of Class A common stock	8,102,031
				10,309,443
*	Waddell & Reed Advisors Group of Mutual Funds	580,985	shares of Accumulative	3,555,628
*	Waddell & Reed Advisors Group of Mutual Funds	259,133	shares of Asset Strategy	1,966,821
*	Waddell & Reed Advisors Group of Mutual Funds	169,509	shares of Bond	1,084,857
*	Waddell & Reed Advisors Group of Mutual Funds	4,442,027	shares of Cash Management	4,442,027
*	Waddell & Reed Advisors Group of Mutual Funds	81,525	shares of Continental Income	601,657
*	Waddell & Reed Advisors Group of Mutual Funds	1,766,446	shares of Core Investment	9,998,087
*	Waddell & Reed Advisors Group of Mutual Funds	37,575	shares of Dividend Income	458,041
*	Waddell & Reed Advisors Group of Mutual Funds	849,634	shares of Global Bond	3,084,172
*	Waddell & Reed Advisors Group of Mutual Funds	270,791	shares of Government Securities	1,508,305
*	Waddell & Reed Advisors Group of Mutual Funds	149,156	shares of High Income	1,144,024
*	Waddell & Reed Advisors Group of Mutual Funds	635,184	shares of International Growth	4,236,674
*	Waddell & Reed Advisors Group of Mutual Funds	81,391	shares of Limited-Term Bond	821,232
*	Waddell & Reed Advisors Group of Mutual Funds	901,236	shares of New Concepts	8,426,552
*	Waddell & Reed Advisors Group of Mutual Funds	103,254	shares of Retirement Shares	705,224
*	Waddell & Reed Advisors Group of Mutual Funds	702,605	shares of Science and Technology	7,553,006
*	Waddell & Reed Advisors Group of Mutual Funds	314,985	shares of Small Cap	4,655,482
*	Waddell & Reed Advisors Group of Mutual Funds	179,529	shares of Value	2,292,590
*	Waddell & Reed Advisors Group of Mutual Funds	615,695	shares of Vanguard	5,356,543
	Total Waddell & Reed Advisors Group of Mutual Funds			61,890,922
*	Ivy Funds	20,168	shares of Asset Strategy	280,336
*	Ivy Funds	2,004	shares of Bond	21,381
*	Ivy Funds	12,551	shares of Core Equity	116,972
*	Ivy Funds	100,253	shares of Cundill Global Value	1,343,392
*	Ivy Funds	39,294	shares of European Opportunities	1,064,465
*	Ivy Funds	80,311	shares of Global Natural Resources	1,717,052
*	Ivy Funds	19,213	shares of High Income	172,535
*	Ivy Funds	10,551	shares of International Balance	154,474
*	Ivy Funds	68,031	shares of International Growth	846,310
*	Ivy Funds	8,491	shares of International Value	96,547
*	Ivy Funds	61,174	shares of Large Cap Growth	604,403
*	Ivy Funds	7,801	shares of Limited-Term Bond	80,040
*	Ivy Funds	31,306	shares of Mid Cap Growth	328,405
*	Ivy Funds	8,231	shares of Mortgage Securities	89,059
*	Ivy Funds	44,554	shares of Pacific Opportunities	476,283
*	Ivy Funds	30,781	shares of Real Estate Securities	597,774
*	Ivy Funds	86,865	shares of Science and Technology	1,962,273
*	Ivy Funds	132,900	shares of Small Cap Growth	1,804,785
*	Ivy Funds	26,819	shares of Small Cap Value	466,388
	Total Ivy Funds			12,222,874
	Total investments			$84,423,239

* Indicates party-in-interest investment.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 27, 2005.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/	Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:

/s/

 Michael D. Strohm

Michael D. Strohm, Member
Administrative Committee

By:	/s/	William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee